PRESS RELEASE

AMERICAN MANOR ENTERPRISES INC.
Suite 202, 17 Prince Street
[redacted], B2Y 4L3
ontact: Brian Bradbury
Fax: 902-466-4353

S.E.C. NO. 82-4158

EASE

...ERICAN MANOR ENTERPRISES INC. ANNOUNCES THE CLOSING OF A PRIVATE PLACENT THAT RAISED $449,500

Dartmouth, Nova Scotia, December 12 , 2002- William A. MacPherson , P.Eng, President is pleased to announce that American Manor Enterprises has closed its non-brokered Private Placement in which it raised $449,500.00 from the issue of 1,284,286 units. Each unit having a share priced at $0.35 and a warrant priced at $0.50. There is a four month hold on the shares issued as part of this Private Placement. The proceeds will be utilized for working capital and for work programs on the Company's projects.

The Palo Seco Lease 4 Trinidad project in partnership with Moonsie Oil & Gas has an Environmental Impact Study (EIS) underway that is expected to be completed by the end of December. Plans are to apply for a drilling license for two of the eleven development drilling locations once the EIS is completed.

American Manor Enterprises Inc. is participating in two oil wells being drilled by Val Vista Energy in Alberta. The Company will have an 18.0% working interest in a well being drilled in the Manyberries Area and a 60.0% interest in a well in the Conrad Area. The first well is currently being drilled in the Manyberries and the second should start in early January.

American Manor Enterprises is also in the process of acquiring a 5.0% interest in Prince Edward Island on the No.96-06 lease held by Rally Energy, Shannon International Resources and others. American Manor Enterprises initial participation of $300,000.00 will give the Company a 5.0% interest in the first two wells to be drilled and a 5.0% interest in the whole lease, 116,279 acres. American Manor Enterprises will be acquiring it's 5.0% from the 25% interest held by Shannon International Resources. Drilling is expected to start in Prince Edward Island in early January 2003.

The Toronto Venture Exchange has in no way passed upon the merits of the press release and has neither approved nor disapproved the contents of this press release.

William A. MacPherson, P.Eng., President American Manor Enterprises Inc.

Signed "William A. MacPherson , P.Eng."

dlw 2/5

PRESS RELEASE

AMERICAN MANOR ENTERPRISES INC.
Suite 202, 17 Prince Street **S.E.C. NO. 82-4158**
Dartmouth, Nova Scotia, B2Y 4L3
For more information Contact: Brian Bradbury
Phone: 902-464-9346 Fax: 902-466-4353
FOR IMMEDIATE RELEASE

AMERICAN MANOR ENTERPRISES INC. ANNOUNCES A FLOW THROUGH PRIVATE PLACENT TO RAISE $500,000

Dartmouth, Nova Scotia, December 13, 2002- William A. MacPherson, P.Eng, President is pleased to announce that American Manor Enterprises has arranged for a non-brokered Flow Through Private Placement. The Company plans to raise up to $500,000 (1,000,000 units). Each unit will consist of a common share priced at $0.50 and a full warrant priced at $0.65, with the warrants being exercisable for two years from the close of the placement.

Proceeds from this Flow Through Private Placement will be used for Oil & Gas exploration on the Companies projects in Alberta and Prince Edward Island.

American Manor Enterprises is participating in two projects in Alberta. The first is a well in the Manyberries Area. The Company is earning an18% interest in a well currently being drilled by Val Vista Energy. The second project in also with Val Vista Energy and is in the Conrad Area. Plans are for drilling to begin drilling on this project in early January. The Company will be earning a 60% interest in this project.

American Manor Enterprises is also in the process of acquiring a 5.0% interest in Prince Edward Island on the No.96-06 lease held by Rally Energy, Shannon International Resources and others. American Manor Enterprises initial participation of $300,000.00 will give the Company a 5.0% interest in the first two wells to be drilled and a 5.0% interest in the whole lease, 116,279 acres. American Manor Enterprises will be acquiring it's 5.0% from the 25% interest held by Shannon International Resources. Drilling is expected to start in Prince Edward Island in early January 2003.

The Toronto Venture Exchange has in no way passed upon the merits of the press release and has neither approved nor disapproved the contents of this press release.

William A. MacPherson, P.Eng., President American Manor Enterprises Inc.

Signed "William A. MacPherson , P.Eng."